EXHIBIT 99.2

VIA SEDAR+

April 30, 2025

Subject:	Gildan Activewear Inc. (the “Corporation”)

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of shareholders of the Corporation held on April 30, 2025 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting. According to the Scrutineers’ report, shareholders were present at the Meeting, or represented by proxy, representing 127,913,341 common shares or 84.26% of the 151,816,351 shares outstanding on the March 18, 2025 record date for the Meeting.

1.	Appointment of Auditors

A ballot was conducted with respect to the appointment of auditors. According to proxies received and ballots cast, KPMG LLP were appointed as the Corporation’s auditors for the ensuing year, at such remuneration as may be fixed by the Board of Directors with the following results:

	VOTES FOR	%	VOTES WITHHELD	%
Appointment of Auditors	113,566,354	88.79%	14,344,315	11.21%

2.	Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES AGAINST	%
Michael Kneeland	120,184,823	95.84%	5,217,322	4.16%
Glenn J. Chamandy	125,321,401	99.94%	80,741	0.06%
Michener Chandlee	124,844,153	99.56%	557,990	0.44%
Anne-Laure Descours	125,313,548	99.93%	88,595	0.07%
Ghislain Houle	122,884,183	97.99%	2,517,958	2.01%
Mélanie Kau	123,769,180	98.70%	1,632,962	1.30%
Peter Lee	111,142,448	88.63%	14,259,696	11.37%
Karen Stuckey	124,962,647	99.65%	439,495	0.35%

3.	Advisory Vote on Executive Compensation

A ballot was conducted with respect to the adoption of an advisory vote on executive compensation. According to proxies received and ballots cast, a majority of shareholders voted for the non-binding Advisory Vote on Executive Compensation, as per the following results:

	VOTES FOR	%	VOTES AGAINST	%
Advisory Vote on Executive Compensation	104,083,922	83.00%	21,318,217	17.00%

Yours truly,

(s) Michelle Taylor
Michelle Taylor
Vice-President, General Counsel and Corporate Secretary